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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)

                           OCEANFIRST FINANCIAL CORP.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    675234108
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                                 (CUSIP Number)

       John R. Garbarino, 975 Hooper Avenue, Toms River, New Jersey 08754
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]









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CUSIP No.  675234108
           ---------

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    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John R. Garbarino

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a) /_/
          (b) /_/

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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF;OO
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
             /_/
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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          NUMBER OF               7     SOLE VOTING POWER
                                        296,506 (not including 475,907 shares
      SHARES BENEFICIALLY               subject to options)

         OWNED BY EACH           -----  ----------------------------------------
                                  8     SHARED VOTING POWER
           REPORTING                    28,953

            PERSON               -----  ----------------------------------------
                                  9     SOLE DISPOSITIVE POWER
            WITH                        264,159 (not including 475,907 shares
                                        subject to options)

                                 -----  ----------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        28,953

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          801,366 (including 475,907 shares subject to options)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
          /_/
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
          5.61% of 14,274,165 shares of common stock outstanding as of April 4, 2003 (includes 475,907 options exercisable within 60 days)
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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
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ITEM 1.      SECURITY AND ISSUER
             Common Stock, par value $0.01 per share
             OceanFirst Financial Corp.
             975 Hooper Avenue
             Toms River, New Jersey 08754

ITEM 2.      IDENTITY AND BACKGROUND

             (a)      The name of the reporting person is John R.
                      Garbarino.

             (b) Mr. Garbarino's business address is 975 Hooper Avenue, Toms River, New Jersey 08754.

             (c) Mr. Garbarino is Chairman, President and Chief Executive Officer of OceanFirst Financial Corp. and OceanFirst Bank located at 975 Hooper Avenue, Toms River, New Jersey 08754.

             (d) Mr. Garbarino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

             (e) Mr. Garbarino has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)      Mr. Garbarino is a United States citizen.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         A total of 4,250 shares were acquired and held by Mr. Garbarino's spouse and an additional 2,000 shares were acquired and held in trust for Mr. Garbarino's children at an aggregate cost of $125,000 on July 2, 1996. All funds used to purchased those shares were personal funds of Mr. and Mrs. Garbarino. Since July 1996, additional shares have been gifted to Mr. Garbarino's spouse and children. All the above share amounts have subsequently been adjusted to reflect Company stock splits that occurred on May 15, 1998 and on May 17, 2002.

         A total of 83,881 shares were awarded to Mr. Garbarino under the OceanFirst Financial Corp. 1997 Incentive Plan in February 1997. The shares awarded vested in five equal installments beginning in February 1998. These shares were acquired by Mr. Garbarino without payment. The total shares awarded to Mr. Garbarino were adjusted on May 15, 1998 and on May 17, 2002 due to Company stock splits.

         Stock options for a total of 201,314 shares were granted to Mr. Garbarino under the OceanFirst Financial Corp. 1997 Incentive Plan in February 1997 and 80,000 additional options were granted to Mr. Garbarino under the OceanFirst Financial Corp. 2000 Stock Option Plan in 2002. The amount of options that may be exercised by Mr. Garbarino and the exercise prices were subsequently adjusted due to Company stock splits on May 15, 1998 and May 17, 2002. Currently, the exercise prices for the options awarded to Mr. Garbarino range from $9.607 to $17.885. Mr. Garbarino has exercised a total of 152,035 options with an exercise price of $9.61. Mr. Garbarino currently has 451,907 options that are currently exercisable with an exercise price of $9.607 and 24,000 options currently exercisable with an exercise price of $17.885.

                                 Page 3 of 7

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         32,347 shares (share amount reflects Company stock splits) were acquired by Mr. Garbarino as a result of being allocated such shares under the OceanFirst Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Garbarino without payment. Mr. Garbarino acquired 10,000 shares at an aggregate cost of $200,000 on July 2, 1996 with funds held in the Company's 401(k) Plan (which amount was subsequently adjusted to total 30,000 shares due to Company stock splits on May 15, 1998 and May 17, 2002) and has accumulated an additional 23,896 shares (share amount reflects Company stock splits) since July 2, 1996 through the Company's 401(k) Plan.

ITEM 4.      PURPOSE OF TRANSACTION

         The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Garbarino may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as Chairman, President and Chief Executive Officer of the Company, Mr. Garbarino does not have any present plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.



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Item 5.      INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Garbarino beneficially owns 801,366 shares, representing 5.61% of the 14,274,165 outstanding shares of the Company's common stock as of April 4, 2003 (includes 475,907 options exercisable within 60 days).

             In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 475,907 shares that Mr. Garbarino may within 60 days acquire pursuant to exercisable options.

      (b) Mr. Garbarino has sole voting power over 296,506 shares, which does not include 475,907 shares that may be acquired upon the exercise of stock options.

             Mr. Garbarino has shared voting power over 28,953 shares, which includes 16,595 shares held by Mr. Garbarino's spouse and 12,358 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

             Mr. Garbarino has sole dispositive power over 264,159 shares, which does not include 475,907 shares that may be acquired upon the exercise of stock options.

             The name of Mr. Garbarino's spouse is Penelope A. Garbarino.

      Mrs. Garbarino's address is 632 Oceanview Road, Brielle, New Jersey 08730.

      Mrs. Garbarino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      Mrs. Garbarino has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mrs. Garbarino is a United States citizen.

      (C)    TRANSACTIONS EFFECTED BY MR. GARBARINO OVER THE LAST 60 DAYS:

      Date        Type of Transaction       Number of Shares    Price Per Share
      ----        -------------------       ----------------    ---------------
      02/05/03    Sale                      19,600              $22.51
      02/05/03    Stock Option Exercise     113,035             $ 9.61
      02/05/03    Sale                      5,595               $22.39
      02/06/03    Sale                      17,300              $22.32
      02/07/03    Sale                      6,200               $22.25
      02/10/03    Sale                      600                 $22.25
      02/21/03    Sale                      16,200              $21.08
      02/24/03    Sale                      26,000              $20.63
      02/25/03    Sale                      2,600               $21.00
      02/28/03    Sale                      11,500              $21.02


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Item 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between Mr. Garbarino and any person with respect to any securities of the Company's common stock.

ITEM 7.      Material to be Filed as Exhibits

         None.
























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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


April 8, 2003
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Date


/s/ John R. Garbarino
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Signature


John R. Garbarino
-----------------
Name/Title



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